Exhibit 99.2

The unaudited interim financial statements of EGP Américas SpA (“EGP Américas”) as of September 30, 2020 and for the period from the inception date (September 10, 2020) through September 30, 2020 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The unaudited interim financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). The unaudited interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim financial statements are being furnished to the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the corporate transaction proposed by Enel Américas S.A. (“Enel Américas”), which includes, among other things, (1) the spin-off by Enel Green Power S.p.A. (“EGP”) of certain investees in Central and South America as Enel Rinnovabili Srl, (2) the merger of Enel Rinnovabili Srl with and into EGP Américas, with EGP Américas as the surviving corporation and (3) the merger of EGP Américas with and into Enel Américas, with Enel Américas as the surviving corporation.

The English version of the unaudited interim financial statements and the accompanying notes is provided solely for the convenience of the readers as a liberal translation from the Spanish language original, which is the official and binding version.

EGP AMÉRICAS SPA.

Unaudited Interim Financial Statements for the period ended
September 30, 2020 and for the period from
the inception date (September 10, 2020)
through September 30, 2020.

EGP AMÉRICAS SPA.

Contents

Unaudited Interim Statement of Financial Position

Unaudited Interim Statement of Comprehensive Income

Unaudited Interim Statement of Changes in Equity

Unaudited Interim Statement of Cash Flows

Notes to the Unaudited Interim Financial Statements

ThUS$ : Amounts expressed in thousands of United States dollars

EGP Américas SpA

Unaudited Interim Financial Statements
As of September 30, 2020
(In thousands of US Dollars – ThUS$)

ASSETS		09-30-2020 ThUS$
ASSETS
Cash and cash equivalents	3	1

TOTAL ASSETS		1

EQUITY
Share capital	6	1

TOTAL EQUITY		1

The accompanying notes form an integral part of these interim financial statements	Page 4

EGP Américas SpA

Unaudited Interim Statements of Comprehensive Income, by Nature
For the period between September 10, 2020 and September 30, 2020
(In thousands of US Dollars – ThUS$)

STATEMENTS OF COMPREHENSIVE INCOME	From September 10, 2020 to September 30, 2020 ThUS$
Revenues	-
Other operating income	-
Revenues and Other Operating Income	-

Profit (loss) before taxes	-
Income tax expense, continuing operations	-
PROFIT (LOSS)	-

Other Comprehensive Income (Loss)
Gains (losses) from other comprehensive income	-
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	-

The accompanying notes form an integral part of these interim financial statements	Page 5

EGP Américas SpA

Unaudited Interim Statements of Changes in Equity

For the period between September 10, 2020 and September 30, 2020

(In thousands of US Dollars – ThUS$)

Changes in Other Reserves
Consolidated Statement of Changes in Equity	Share capital	Translation reserve	Reserves for Cash Flow Hedges	Reserve for Gains and Losses for Defined Benefit Plans	Reserve for Gains and Losses on measuring Financial Asset at Fair Value of Other Comprehensive Income	Other Miscellaneous Reserves	Total Other Reserves	Retained Earnings	Equity Attributable to Shareholders of EGP Américas	Non-Controlling Interests	Total Equity
Equity at beginning of period 09-10-2020	-	-	-	-	-	-		-	-	-	-
Changes in equity
Comprehensive income:
Profit (loss)									-	-	-
Other comprehensive income (loss)		-	-	-	-	-			-	-	-
Comprehensive income									-	-	-
Shares issued	1	-							1		1
Dividends								-	-	-	-
Increase (decrease) from other changes	-	-	-	-	-	-		-	-	-	-
Total changes in equity	1	-	-	-	-	-	-	-	1	-	1
Equity at end of period 09/30/2020	1	-	-	-	-	-	-	-	1	-	1

The accompanying notes form an integral part of these interim financial statements	Page 6

EGP Américas SpA

Unaudited Interim Statements of Cash Flows, Direct

For the period between September 10, 2020 and September 30, 2020

(In thousands of US Dollars – ThUS$)

Interim Statements of Cash Flows, Direct	From September 10, 2020 to September 30, 2020
ThUS$
Cash flows from (used in) operating activities	-

Cash flows from (used in) investing activities	-

Cash flows from (used in) financing activities
Proceeds from issuance of shares	1
Net cash flows from (used in) financing activities	1

Effect of exchange rate changes on cash and cash equivalents	1

Effects of changes in the exchange rate of cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	-
Net increase (decrease) in cash and cash equivalents	1
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	1

The accompanying notes form an integral part of these interim financial statements	Page 7

EGP Américas SpA

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(In thousands of US Dollars – ThUS$)

1.	THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

EGP Américas SpA (hereinafter “EGP Américas” or “the Company”) is a Chilean joint stock company, incorporated via public deed dated September 10, 2020, and has its registered and main offices located at Avenida Santa Rosa, number 76, Santiago de Chile

Enel S.p.A. is the sole shareholder of EGP Américas, owner of 100% of the shares into which the capital of the latter is divided. For tax purposes, the Company operates under the Taxpayer ID 77,244,443-5.

The Company has no employees as of September 30, 2020.

EGP Américas is engaged either acting on its own or through third parties, individually or jointly with others, within the territory of South America and Central America, in the exploitation, development, operation, generation, transmission, transformation and/or sale of renewable energies in any of its types or natures, directly or through other companies. To perform this, the Company may establish, invest and manage all types of companies or investment vehicles, both in Chile and abroad, that are generators, transmitters or marketers of renewable electric energy or that operate in such sector in any manner.

To comply with its main business purpose, the Company will conduct the following:

- Promote, organize, constitute, acquire, dissolve or liquidate companies of any nature, whose business purpose is related to the Company’s line of business;

- Propose to its subsidiaries the investment, financing and commercial policies, as well as the accounting systems and criteria to which they must adhere;

- Supervise the management of the companies in which it has an interest;

- Provide the companies in which it holds interest with the financial resources necessary for the performance of their businesses.

In addition to its main business purpose, the Company may invest in:

- The acquisition, exploitation, construction, leasing, administration, intermediation, commercialization and sale of all kinds of movable and immovable property, either directly or through any type of company; and

- All kinds of financial assets, including shares, bonds and debentures, commercial papers and, in general, all kinds of securities or securities and contributions to companies, either directly or through affiliates.

2.	BASIS OF PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1	Accounting principles

The interim financial statements of Enel Américas as of September 30, 2020, approved by its Board of Directors at meeting held on November 04, 2020, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These interim financial statements faithfully reflect the financial position of EGP Américas as of September 30, 2020, and the results of its operations, changes in its equity and its cash flows for the period from September 10, 2020 through September 30, 2019.

These financial statements have been prepared under going concern assumptions on a historical cost basis except when, in accordance with IFRS, those assets and liabilities are measured at a fair value.

The accompanying notes form an integral part of these interim financial statements	Page 8

2.2	New accounting pronouncements

The following accounting pronouncements have been adopted by the Group effective beginning on January 1, 2020:

As of the date of issuance of these financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not mandatory:

Amendments and Improvements	Mandatory application for annual periods beginning on:
Amendments to IFRS 16: COVID-19-Related Rent Concessions	June 1, 2020
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IFRS 3: References to the Conceptual Framework	January 1, 2022
Amendments to IAS 16: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37: Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Annual improvements to IFRS : 2018-2020 Cycle - IFRS 1: First-time Adoption of IFRS - IFRS 9: Financial Instruments - Amendment to Illustrative Examples accompanying IFRS 16 - IAS 41: Agriculture	January 1, 2022
Amendments to IAS 1: Classification of Liabilities as Current or Non-current	January 1, 2023

•	Amendments to IFRS 16 “COVID-19-Related Rent Concessions”

As a result of the COVID-19 pandemic, lessees in many countries have been granted rent payment concessions, such as grace periods and delaying of lease payments for a period of time, sometimes followed by an increase in the payment in future periods. Within this context, on May 28, 2020, the IASB published amendments to IFRS 16 Leases, in order to provide a practical solution for lessees, through which they can opt for not evaluating whether the rent concession is a modification of the lease. Lessees that elect this option, will account for such rent concessions as a variable payment.

The practical expedient is only applicable to rent concessions that occur as a direct consequence of the COVID-19 pandemic and only if they comply with all the following conditions:

i)    the change in lease payments is the product of a revised lease payment that is substantially the same, or less than the lease payment immediately before the change;

ii)   any reduction in lease payments affects only the payments originally due up to June 30, 2021; y

iii)   there is no substantial change in the other terms and conditions of the lease.

The amendments are applicable to annual periods beginning on June 1, 2020. Early application is permitted. These amendments must be applied retroactively, recognizing the accumulated effect from initial application as an adjustment in the beginning balance of retained earnings (or other equity component, as applicable) at the beginning of the annual period in which the amendment is applied for the first time.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

The accompanying notes form an integral part of these interim financial statements	Page 9

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform (Phase 2)

On August 27, 2020, the IASB issued the Interest Rate Benchmark Reform (Phase 2) which supplements the amendments to IFRS 9, IAS 39 and IFRS 7 issued in 2019, and additionally incorporates amendments to IFRS 4 and IFRS 16. This final phase of the project focuses on the effects on the financial statements when a company replaces the previous interest rate benchmark with an alternative interest rate benchmark as a result of the reform.

The amendments refer to:

-	Changes in contractual cash flows: a company will not have to derecognize accounts or adjust the carrying amounts of financial instruments due to changes required by the reform, but rather will update the effective interest rate to reflect the change in the alternative interest rate benchmark;

-	Hedge accounting: a company will not have to discontinue its hedge accounting solely because it makes the changes required by the reform, if the hedge complies with other hedge accounting criteria; and

-	Disclosures: a company will be required to disclose information about new risks that arise from the reform and how it manages the transition to alternative interest rate benchmarks.

These amendments are effective for annual periods beginning on January 1, 2021, and early adoption is permitted. The amendments are applicable retroactively, with certain exceptions.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

•	Amendments to IFRS 3 “References to the Conceptual Framework”

On May 14, 2020, the IASB issued a package of limited-scope amendments, including amendments to IFRS 3 Business Combinations. The amendments update references to the Conceptual Framework issued in 2018, in order to determine an asset or a liability in a business combination. In addition, the IASB added a new exception to IFRS 3 for liabilities and contingent liabilities, which specifies that, for certain types of liabilities and contingent liabilities, an entity that applies IFRS 3 must refer to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. Without this exception, an entity would have recognized certain liabilities in a business combination that would not be recognized in accordance with IAS 37.

The amendments are applicable prospectively to business combinations with acquisition dates beginning on the first annual period beginning on January 1, 2022. Early application is allowed.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

•	Amendments to IAS 16 “Proceeds before Intended Use”

As part of the package of limited-scope amendments issued in May 2020, the IASB issued amendments to IAS 16 Property, Plant and Equipment, which prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, the company will recognize such sales proceeds and related costs in profit or loss for the period. The amendments also clarify that an entity is “testing whether an asset operates correctly” when it evaluates the technical and physical performance of the asset.

These amendments are applicable to annual reporting periods beginning on January 1, 2022. Early application is permitted. The amendments will be applied retroactively, but only from the beginning of the first period presented in the financial statements in which the entity applies the amendments for the first time. The accumulated effect of initial application of the amendments will be recognized as an adjustment to the opening balance of retained earnings (or other equity components, as applicable) at the beginning of the first reported period.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

The accompanying notes form an integral part of these interim financial statements	Page 10

•	Amendments to IAS 37 “Onerous Contracts: Cost of Fulfilling a Contract”

The third standard amended by the IASB in the package of limited-scope amendments issued in May 2020 was IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify which costs a company should include when evaluating whether a contract is onerous. In this sense, the amendments clarify that the direct cost of fulfilling a contract comprises both the incremental costs of fulfilling this contract (for example, direct labor and materials), as well as the allocation of other costs that are directly related to compliance with the contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract).

These amendments are applicable for reported annual periods beginning as of January 1, 2022. Early application is allowed. Companies must apply these amendments to contracts for which all obligations have still not been fulfilled at the beginning of the reported annual period in which the amendments are applied for the first time. They do not require restatement of comparative information. The accumulated effect of initially applying the amendments will be recognized as an adjustment to the opening balance of retained earnings (or another equity component, as applicable) on the date of initial application.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

•	Annual Improvements to IFRS: 2018-2020 Cycle

On May 14, 2020, the IASB issued a number of minor amendments to IFRSs, in order to clarify or correct minor issues or overcome possible inconsistencies in the requirements of certain standards. The amendments with potential impact on the Group are the following:

•	IFRS 9 Financial Instruments: clarifies that for the purpose of the 10% test for derecognition of financial liabilities, when determining commissions paid net of commissions received, the borrower must only consider the commissions paid or received between the borrower and the lender.

These improvements are applicable to reported annual periods beginning on January 1, 2022. Early application is allowed. Entities must apply these amendments to financial liabilities that are modified or exchanged at the beginning of the reported annual period, in which the amendments are applied for the first time.

•	Examples that accompany IFRS 16 Leases: amendment of illustrative example 13, in order to eliminate a possible confusion regarding the treatment of lease incentives. The example included as part of its background information, a reimbursement from the lessor to the lessee, related to leasehold improvements. Since the example was not sufficiently clear as to whether the reimbursement complied with the definition of a lease incentive, the IASB decided to eliminate from the illustrative example any reference to this reimbursement, thus avoiding any possibility of confusion.

Currently the Company does not present operations that may be affected by these amendments; however, Management will continue to evaluate in order to identify any potential practical application of these regulations.

•	Amendments to IAS 1 “Classification of Liabilities as Current and Non-Current”

On January 23, 2020, the IASB issued limited-scope amendments to IAS 1 Presentation of Financial Statements, in order to clarify how to classify debt and other liabilities as current or non-current. The amendments clarify that a liability is classified as non-current if the entity has, at the end of the reporting period, the substantial right to defer settlement of the liability during at least 12 months. The classification is not affected by the expectations of the entity or by events after the reporting date. The amendments include clarification of the classification requirements for debt that a company could settle converting it to equity.

The amendments only affect the presentation of liabilities as current and non-current in the statement of financial position, not the amount and timing of their recognition, or the related disclosures. However, they could lead to companies reclassifying certain current liabilities to non-current and vice versa. This could affect compliance with covenants in the debt agreements of companies.

These amendments are applicable retroactively beginning on January 1, 2023. In response to the Covid-19 pandemic, in July 2020 the IASB extended its mandatory effective date established initially for January 1, 2022, by a year in order to provide companies more time to implement any change in classification resulting from these amendments. Early application is permitted.

The accompanying notes form an integral part of these interim financial statements	Page 11

Currently the Company does not present operations that may be affected by these amendments; however, the Administration will continue to carry out a periodic evaluation to identify a potential practical application of these regulations.

2.3	Judgments and estimates provided

Accounting estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

There are no accounting judgments or estimates that represent a significant risk of giving rise to a material adjustment in the Company’s interim financial statements.

2.4	Functional Currency

The functional currency has been determined considering the economic environment in which the Company operates. Since the Company has no activities to date, and its capital is denominated in US dollars, the functional and presentation currency as of September 30, 2020 is the US dollar. Upon commencement of its operations, the functional currency will be reassessed.

2.5	Cash and cash equivalents

Under this classification are registered cash on hand, balances in banks, time deposits and other short-term highly-liquid investments, (with original maturity of less than or equal to 90 days from the investment date) that are readily convertible to cash and are subject to insignificant risk of changes in value.

2.6	Statement of cash flows

The statement of cash flows includes the cash movements occurred during the period, determined using the direct method, using the following definitions in the sense that appears below.

•	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•	Investment activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of total equity and financial liabilities.

3.	CASH AND CASH EQUIVALENTS

As of September 30, 2020, the balance corresponds to US $ 1,000 in cash (see note 6).

There are no restrictions on the disposal of cash.

4.	CONTINGENCIES

a)	Direct commitments

At the date of these interim financial statements, the Company does not have direct commitments.

b)	Indirect Commitments

At the date of these interim financial statements, the Company does not have indirect commitments.

c)	Lawsuits and contingencies

As of the date of these interim financial statements, the Company has no lawsuits or other legal actions filed either in favor or against it.

The accompanying notes form an integral part of these interim financial statements	Page 12

5.	TRANSACTIONS WITH RELATED PARTIES

No transactions have been performed with related parties.

The Company’s Directors and legal representatives of are Messrs. Ali Shakhtur Said and James Lee Stancampiano.

6.	EQUITY

As established in the articles of incorporation of EGP Américas, on September 10, the Company’s capital amounts to US$ 1,000 divided into 100 nominative, same-series, ordinary shares, with no par value. On the same date, Enel SpA subscribed and paid 100% of the capital.

7.	SUBSEQUENT EVENTS

According to the deed dated October 1, 2020, EGP Americas' capital was increased by US $ 11,000, through the issuance of 1,100 shares, with the same characteristics as the existing shares. A percentage of 100% of the shares were subscribed by Enel SpA on the same date and the payment was made on October 9, 2020.

There are no other subsequent events between October 1, 2020 and the date of issuance of these interim financial statements.

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The accompanying notes form an integral part of these interim financial statements	Page 13